UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 28, 2012, by Midas, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gearshift Merger Corp. (“Acquisition Sub”), a Delaware corporation and subsidiary of TBC Corporation (“Parent”), a Delaware corporation, to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the last paragraph of the subsection captioned “Certain Litigation.”

“On April 9, 2012, an order was entered consolidating the three purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned, Glenn Freedman v. Alan D. Feldman, et al., Case No. 7436-VCP, Rod Sowder v. Alan D. Feldman, et al., Case No. 7364-VCP and Alan R. Kahn v. Midas, Inc., et al., Case No. 7372-VCP. The consolidated case is captioned In re Midas, Inc. Shareholders Litigation, Case No. 7346-VCP (the “Consolidated Delaware Action”).”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(27)	Communication to employees, dated April 9, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MIDAS, INC.

By:	/s/ William M. Guzik
Name: William M. Guzik Title: Executive Vice President and Chief Financial Officer

Dated: April 10, 2012

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